

September 19, 2012

Via E-mail
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re: Amira Nature Foods Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 14, 2012**
> **File No. 333-183612**

Dear Mr. Chanana:

We have reviewed your amended registration statement and your letters dated September 14 and September 18, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1.   We note that your anticipated price range is from $12.00 and $16.00. Please note that when you file a pre-effective amendment that includes your price range, it must be *bona fide* estimate of the range of the maximum offering price and the maximum number of securities offered. See Item 501(b)(3)(A) of Regulation S-K. We interpret this to mean that your range may not exceed $2.00 if you price below $10.00 and 20% if you price

above $10.00. If you intend to price at a range that exceeds these limits, please provide us with an analysis as to why you believe that is appropriate.

Prospectus Summary, page 1

2.   We note your disclosure that the per share determination for the purchase of Amira India shares by Amira Mauritius will be made at the signing of the subscription agreement. Please revise your filing to disclose such per share value. In that regard, we note your disclosure that the subscription agreement will be entered into by the parties immediately prior to the filing and distribution of the preliminary prospectus containing a price range for this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Exchange Agreement and Right of First Refusal, page 53

3.   Please revise your filing to clarify how the exchange multiple could impact the price per Amira India ordinary share upon a permitted exchange, and in the event of a mandatory exchange in connection with a change of control. In that regard, we note that the exchange agreement filed as Exhibit 2.1 includes consideration of the exchange multiple with respect to the calculation of a cash exchange payment in each such event, but your disclosure does not appear to reference the effect of the exchange multiple in such contexts. Similarly, please revise your filing to clarify the effect of the exchange multiple in a mandatory exchange of Amira India shares for ordinary shares of the registrant in connection with a change of control.

4.   Please revise your filing to disclose the impact to the exchange multiple of certain material changes, as set forth in Section 2.1(a)(ii) of the exchange agreement.

Taxation, page 135

U.S. Federal Income Taxation, page 136

5.   We note your response to comment four in our letter dated September 7, 2012, and reissue the request for counsel to explain why it cannot give a "will" opinion on the matters subject to uncertainty, and to describe the degree of uncertainty in the opinion. In that regard, we note that you have provided risk factor disclosure, but have not included such information in the prospectus discussion under the caption "Taxation – U.S. Federal Income Taxation" that constitutes the opinion of counsel. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.C.4.

Exhibits

6.   We note your reference in your response to comment six in our letter dated September 7, 2012 to loans in fiscal 2010 to which the parties are bound by oral agreement. Please provide a written description of such agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04, available at: *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

7.   Please file the final version of the subscription agreement and the exchange agreement. Please refer to Instruction 1 to Item 601 of Regulation S-K. In that regard, we note that you have only filed a form of each such agreement, with certain information omitted.

Exhibit 5.1

8.   We note that the opinion states that "there will be no further obligation on the holder of any of the Ordinary Shares to make any further payment to the Company in respect of such Ordinary Shares." Please obtain and file a revised opinion in which counsel more clearly opines as to whether the ordinary shares will be non-assessable based on the meaning of that term as understood under U.S. law. The staff understands the term "non-assessable" to mean that the security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. Please refer to Staff Legal Bulletin No. 19, at Sections III.B.1.a and III.B.1.c.

9.   Please tell us why the assumptions set forth in numbered paragraphs 8 and 9 of Schedule 2 are both necessary and appropriate. In the alternative, please ensure that the revised legal opinion does not include such assumptions.

Exhibit 8.2

10.   Please obtain and file a written consent from Loeb & Loeb LLP with respect to the reference to such firm in the new risk factor disclosure at page 30.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director